Request for Acceleration of Effective Date of Registration Statement of

Oppenheimer Developing Markets Fund

Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

May 29, 2009

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:      Oppenheimer Developing Markets Fund / Oppenheimer Baring China Fund

   N-14; File No. 333-158629

To the Securities and Exchange Commission:

Oppenheimer Developing Markets Fund (the "Registrant") and OppenheimerFunds Distributor, Inc., as general distributor of the Registrant's shares, hereby request the acceleration of the Registrant's above-referenced Registration Statement on Form N-14 to May 29, 2009, or as soon as practicable thereafter. The initial Form N-14 was filed on April 17, 2009, and Pre-effective Amendment No. 1 was filed on May 5, 2009.

The undersigned hereby acknowledge that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                              Oppenheimer Developing Markets Fund

                                                                                              By:     /s/ Taylor Edwards

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                                                                                              Taylor Edwards, Assistant Secretary

                                                                                              OppenheimerFunds Distributor, Inc.

                                                                                              By:     /s/ Janette Aprilante

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                                                                                              Janette Aprilante, Secretary